October 22, 2009

VIA EDGAR CORRESPONDENCE

Michael Rosenthall, Esquire

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C.  20549

Re:          Lannett Company, Inc.

Registration Statement on Form S-3

Filed October 2, 2009

File No. 333-162318

Dear Mr. Rosenthall:

On behalf of our client, Lannett Company, Inc. (the “Company”), we are responding to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the U.S. Securities and Exchange Commission set forth in your letter of October 16, 2009 with respect to the Company’s Registration Statement on Form S-3 (the “Form S-3”).  The Company concurrently is filing Amendment No. 1 to the Form S-3 (“Amendment No. 1”), which incorporates the revisions discussed below.  For your convenience, each response below corresponds to the comment in bold that immediately precedes it, each of which has been reproduced from your letter in the order presented.  The responses are based on information provided to us by the Company.

1.             On both your cover page and in the fee table please separately identify and quantify the number of shares being registered for resale.

Response:

The Company has revised the cover page and the fee table to separately identify and quantify the number of shares of its common stock being registered for resale.  Please see changes to the cover page of Amendment No. 1.

2.             We note that your Form 8-K filed February 20, 2008 was not timely filed, thus making you ineligible to use Form S-3.  If you believe your company is eligible to use Form S-3 please provide an analysis explaining why.

Response:

The Company advises the Staff that the above-referenced Current Report on Form 8-K was filed more than twelve calendar months preceding the filing of the Form S-3.  The Company notes that it has filed in a timely manner all reports required to be filed during the twelve calendar months preceding the filing of the Form S-3.  Accordingly, the Company respectfully submits that it meets the eligibility requirements for use of Form S-3, including the requirements of a registrant set forth in General Instruction I.A.3.

In addition, the Company notes, in the alternative, that the earnings release attached as Exhibit 99.1 to the above-referenced Current Report on Form 8-K was filed after the Company’s Quarterly Report on Form 10-Q for the applicable fiscal quarter had already been filed.  As a result, the earnings release did not disclose any new material non-public information and, accordingly, was not a required filing under Form 8-K.

3.             Please revise your incorporation by reference to include the Forms 8-K filed July 9, 2009, July 17, 2009 and September 11, 2009 and the Form 8-A12B filed April 10, 2002.

Response:

The Company has revised the disclosure as requested.  Please see page 22 of Amendment No. 1.

4.             We note that your CFO/Controller signed on behalf of the company, but not in his capacity as CFO/Controller.  Please include the signature of your CFO/Controller in that capacity.

Response:

The Company has revised the Form S-3 to include the signature of its Vice President of Finance and Chief Financial Officer made in such capacity.  Please see page II-6 of Amendment No. 1.

5.             As you are registering debt securities please include the ratio of earnings to fixed charges, as required by Item 3 of Form S-3 and Item 503(d) of Regulation S-K.  Further, in accordance with Instruction 3 to Item 503(d), please file an exhibit to your registration statement to show the figures used to calculate the ratios.

Response:

The Company advises the Staff that it qualifies as a smaller reporting company, as defined by Rule 229.10(f) under the Securities Act of 1933, as amended.  The Company notes that, under Item 503(e) of Regulation S-K, a registrant that qualifies as a smaller reporting company need not comply with Item 503(d) of Regulation S-K.  Accordingly, the Company respectfully submits that it is exempt from the requirement to include a ratio of earnings to fixed charges in connection with its registration of debt securities.

Please call me at 215-299-2180 after you have had a chance to review these responses so that the Company may resolve any further comments that the Staff may have.

Sincerely,

/s/ Bradley S. Rodos

cc:           Jeffrey P. Riedler, Assistant Director

Mr. Arthur P. Bedrosian

Mr. Keith R. Ruck